Broadstone Net Lease, Inc.

800 Clinton Square

Rochester, New York 14604

September 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Broadstone Net Lease, Inc.

Registration Statement on Form S-11 (File No. 333-240381)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Broadstone Net Lease, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 be accelerated so that the Registration Statement may become effective at 3:00 p.m., Washington D.C, time, on September 16, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally requests via telephone call to the staff.

If you have any questions regarding this request, please contact Stuart A. Barr of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (202) 639-7486.

Very truly yours,

Broadstone Net Lease, Inc.

By:	/s/ John D. Moragne
Name:	John D. Moragne
Title:	Executive Vice President, Chief Operating Officer and Secretary